Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 23, 2010

VIA EDGAR Correspondence

Division of Investment Management
United Stated Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  John Grzeskiewicz

Re:	DWS Funds Listed in Exhibit A (the “DWS Funds”)

Dear Mr. Grzeskiewicz,

We are filing today this letter, through EDGAR, as correspondence to respond to comments and questions I discussed with you via a telephone conference call on Monday, April 19, 2010 with respect to the Post-Effective Amendments filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) in the case of certain DWS Funds on March 2, 2010 and, in the case of DWS Advisor Funds, Cash Reserve Fund, Inc., and Money Market Trust pursuant to Rule 485(a)(3) under the 1933 Act on March 3, 2010 (the “Amendments”).

Below please find each comment relating to the Amendments that we discussed with you during our conversation followed by our response.

1)
Comment:  Based on discussions you had with the staff of the Office of Insurance Products of the Commission, you indicated that Item 9 of Form N-1A requires that each statutory prospectus for the DWS Funds include a description of the fund’s principal investment strategy and risks and Item 4 of Form N-1A requires a summary of the disclosure contained in response to Item 9 in each summary section.  You asked that we include a separate response to Item 9 in each of the statutory prospectuses for the DWS Funds, and that we consider whether our Item 4 disclosure in the summary section is a summary of that disclosure for each DWS Fund.

Response: In light of the time, resources and added costs necessary to effect such a significant change to each of the summary and statutory prospectuses for the DWS Funds, it was agreed during our call that we would address this comment in connection with our post-effective amendments that are filed with the Commission with an effective date of August 1, 2010.  We continue to believe that our summary and statutory prospectuses in their current form fully comply with the requirements of Form N-1A.

2)
Comment:  You asked that we delete the heading “Other Investments and Techniques” under the section entitled “Principal Investment Strategy” of the summary and statutory prospectuses of each DWS Funds because it is not required by Item 4 of Form N-1A.

Response: We have deleted the heading “Other Investments and Techniques” under the section entitled “Principal Investment Strategy” of each summary and statutory prospectus.

3)
Comment:  You asked that we delete the description of the securities market broad-based benchmark index from the "Performance" section of the summary and statutory prospectuses of each DWS Fund because it is not required by Item 4 of Form N-1A.

 Response: The description of the securities market broad-based benchmark index has been deleted from the "Performance" section of each summary and statutory prospectus.

4)
Comment:  You asked that we consider deleting the disclosure in each summary prospectus relating to the closure of Class B shares of the DWS Funds and the availability of other share class to particular types of shareholders in the section entitled “Purchase and Sale of Fund Shares” because it is not required by Item 6 of Form N-1A.

Response: We believe that this disclosure is permitted by Item 6(a) of Form N-1A since this disclosure pertains to the “minimum initial and subsequent investments requirements” for specific share classes.  Without this disclosure, or disclosure substantially similar to it, shareholders receiving only the Summary Prospectus would not know which class of shares is available to them for purchase.

In addition to these comments, we wanted to take this opportunity to respond to a comment that you discussed with us in March of this year.   In a letter dated March 30, 2010, we indicated that we would respond at a later date to your comment that we consider replacing the heading “Calendar Year Total Returns,” under the “Performance” section in the summary prospectus, with the heading “Bar Chart.”  We believe that making this change could cause confusion and note that other fund families do not use the heading “Bar Chart” in their Summary Prospectuses.

If you have any questions relating to these matters, please feel free to contact me at (617) 295-3986.

Sincerely,

/s/Scott D. Hogan
Scott D. Hogan
Vice President

cc:           Thomas Hiller, Esq. – Ropes & Gray
John Marten, Esq. – Vedder Price

EXHIBIT A
DWS FUNDS

Filed on March 2, 2010 under Rule 485(a):	1933 Act File Number	1940 Act File Number
DWS Communications Fund, Inc.	002-87336	811-03883
DWS Global/International Fund. Inc. DWS RREEF Global Infrastructure Fund	033-05724	811-04670
DWS Institutional Funds Cash Management Fund Cash Reserves Fund Institutional DWS EAFE® Equity Index Fund DWS Equity 500 Index Fund DWS U.S. Bond Index Fund	033-34079	811-06071
DWS Investment Trust DWS S&P 500 Index Fund	002-13628	811-00043
DWS Portfolio Trust DWS Core Plus Income Fund	002-13627	811-00042
Filed on March 3, 2010 under Rule 485(a)(3):
Cash Reserve Fund, Inc. Prime Series	002-72658	811-03196
DWS Advisor Funds DWS RREEF Global Real Estate Securities Fund DWS RREEF Real Estate Securities Fund NY Tax Free Money Fund Tax Free Money Fund Investment	033-07404	811-04760
DWS Money Market Trust DWS Money Market Series	002-78122	811-03495